Mail Stop 4561

September 17, 2008

Mr. Douglas P. Martin
President and Chairman
Medical Makeover Corporation of America
500 Australian Avenue South
Suite 700
West Palm Beach, Florida 33401

Re: Medical Makeover Corporation of America
Form 10-KSB and Form 10-KSB/A for the
Fiscal Year Ended December 31, 2007
Filed April 14, 2008 and September 16, 2008
File No. 000-30621

Dear Mr. Martin:

We have reviewed your response letter dated September 16, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 11

1. Please refer to prior comment number 3. We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting under Item 308(T) of Regulation S-B impacts it’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. We note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) of the 1934 Exchange Act indicates that effective controls and procedures would ensure that

information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its 1934 Exchange Act Reporting. In light of these facts, it is unclear to us how you could conclude that your disclosure controls and procedures were effective as of the end of the fiscal year. Please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year in light of management's failure to provide its report on internal control over financial reporting under Item 308(T) of Regulation S-B). You should also assess the impact of these deficiencies on any registration statement updating obligations under Section 10(a)(3) of the 1933 Securities Act.

Other

2.   As previously requested, in connection with responding to our comments, the company should provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

      You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3408, if you have questions regarding these comments.

                            Sincerely,

                            Christine Davis
                            Assistant Chief Accountant